PayPal Funds
N-SAR Filing dated 12/31/2002
Item 77Q3

     Section (a)(i): The principal [executive/financial] officer has concluded that, based on their evaluation, the disclosure controls and procedures of the PayPal Funds are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

     Section (a)(ii): There were no significant changes in the PayPal Funds' internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

     Section (a)(iii): Certifications of the Chief Financial Officer and President of PayPal Funds are attached.